Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Rapid Micro Biosystems, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

75340L104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75340L104	Schedule 13G	Page 1 of 6

1		Names of Reporting Persons Colony Harvest Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,084,273
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,084,273
9		Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,273
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11		Percent of Class Represented by Amount in Row 9 6.1%
12		Type of Reporting Person CO

CUSIP No. 75340L104	Schedule 13G	Page 2 of 6

1		Names of Reporting Persons Fares Zahir
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,084,273
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,084,273
9		Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,273
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11		Percent of Class Represented by Amount in Row 9 6.1%
12		Type of Reporting Person IN

CUSIP No. 75340L104	Schedule 13G	Page 3 of 6

ITEM 1.	(a) Name of Issuer:

Rapid Micro Biosystems, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1001 Pawtucket Boulevard West, Suite 280, Lowell, MA 01854

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Colony Harvest Ltd.

Fares Zahir

(b)	Address or Principal Business Office:

The principal business address for the Reporting Persons is 26.03-26.08, Level 26, GTower, No. 199, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia.

(c)	Citizenship of each Reporting Person is:

Colony Harvest Ltd. is organized under the laws of the Cayman Islands. Fares Zahir is a citizen of Malaysia.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (“Class A Common Stock”).

(e)	CUSIP Number:

75340L104

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of February 10, 2022, based upon 34,449,144 shares of Class A Common Stock outstanding as of November 1, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 75340L104	Schedule 13G	Page 4 of 6

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Colony Harvest Ltd.	2,084,273	6.1%	0	2,084,273	0	2,084,273
Fares Zahir	2,084,273	6.1%	0	2,084,273	0	2,084,273

Colony Harvest Ltd. is the record holder of the shares of Class A Common Stock reported herein. Fares Zahir is the director of Colony Harvest Ltd. and may be deemed to share beneficial ownership over the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 75340L104	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2022

Colony Harvest Ltd.

By:	/s/ Fares Zahir
Name:	Fares Zahir
Title:	Director

Fares Zahir

/s/ Fares Zahir

CUSIP No. 75340L104	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.